Exhibit 14.1

Code of Conduct and Ethics

1.	Introduction. This Code of Conduct and Ethics (the Code) covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees, officers, and directors of the company, its subsidiaries and affiliates (the Company). All of our employees, officers, and directors must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by the Company’s agents and representatives.

If a law, rule, or court order conflicts with a policy in this Code, you must comply with the law, rule, or court order. If you have any questions about these conflicts, you should immediately ask your supervisor or Human Resources how to handle the situation. Employees, officers, and directors are responsible for understanding the legal and policy requirements that apply to their jobs and report any suspected violations of law, this Code, or Company policy to their supervisor or Human Resources. You may report any concerns or potential violations to your supervisor, Human Resources, or the legal/compliance department.

Acting with integrity and doing the right thing are driving forces behind the Company’s success. From the very beginning, our Company has been committed to conducting its business in an ethical manner - doing right by our employees, customers, vendors, suppliers, communities and stockholders. The Company requires its employees, officers, and directors to conduct themselves and the Company's business in the most ethical manner possible. We share the responsibility for protecting and advancing the Company's reputation, and ethics and values must drive our business strategies and activities. This Code provides you with the guidelines for meeting your ethical and legal obligations at the Company.

2.	Compliance with Laws, Rules, and Regulations. Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All employees, officers, and directors must respect and obey the laws, rules, and regulations of all relevant jurisdictions, including but not limited to, the cities, counties, states, and countries in which we operate. Although employees, officers, and directors are not expected to know the details of each of these laws, rules and regulations, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. If you are uncertain about any law, rule, or regulation, you should contact your supervisor, Human Resources, or the legal or compliance department.

3.	Conflicts of Interest. A conflict of interest exists when a person’s private interest interferes in any way, or even appears to interfere, with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to objectively and effectively perform his or her Company work. It is immaterial whether the employee was originally aware of the conflict. An employee that discovers a conflict during or after-the-fact must report it and discontinue the arrangement or activity.

Conflicts of interest may also arise when an employee, officer or director (or a member of his or her family) receives improper personal benefits due to his or her position in the Company. Loans to, or guarantees of obligations to, employees, officers, and directors and their family members by the Company may create conflicts of interest.

It is a conflict of interest for a Company employee, officer, or director to work for a competitor, customer, or supplier. You should avoid any direct or indirect business connection with our customers, suppliers or competitors; except as required on our behalf. Such work and/or activities shall include, but is not limited to, directly or indirectly competing with Company in any way, or acting as an officer, director, employee, consultant, stockholder, volunteer, lender, or agent of any business enterprise of the same nature as, or which is in direct competition with, the business in which Company is now engaged or in which Company becomes engaged during the term of your employment with Company, as may be determined by Company in its sole discretion.

Conflicts of interest are prohibited as a matter of Company policy, except as approved by Marjorie Hargrave, our Chief Financial Officer. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with your supervisor or Human Resources. Any employee, officer, or director who becomes aware of a conflict or potential conflict must report it immediately to a supervisor or Human Resources.

Nothing in this Code is intended to interfere with your rights under federal and state laws, including the National Labor Relations Act (NLRA), nor will the Company construe this Code in a way that limits such rights. Employees have the right to engage in or refrain from activities protected by the NLRA.

4.	Confidentiality. Employees, officers, and directors must maintain the confidentiality of proprietary information entrusted to them by the Company or its customers or suppliers, except when disclosure is authorized in writing by the chief financial officer or required by laws or regulations. Proprietary information includes all non-public information of the Company and intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, and any unpublished financial data and reports. Disclosing such information might be of use to competitors or harmful to the Company or its customers or suppliers if disclosed. This includes information that suppliers and customers have entrusted to us.

Information that has been made public by the Company, such as press releases, news articles, or advertisements, is not considered confidential and does not require protection.

It is the responsibility of each of us to use discretion in handling Company information so that we do not inadvertently reveal confidential information to competitors, vendors, suppliers, friends and/or family members. If you are unsure about whether certain information is confidential, presume that it is. The obligation to preserve proprietary information continues even after employment ends.

5.	Insider Trading. All non-public information about the Company should be considered confidential information. Employees, officers, and directors who have access to confidential information about the Company or any other entity are not permitted to use or share that information for trading purposes or for any other purpose except to conduct Company business as described in the Company’s Insider Trading Policy. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision based on this information is unethical and illegal. If you have any questions, please consult with the Company’s legal department or your personal legal counsel when appropriate.
6.	Corporate Opportunities. Employees, officers, and directors are prohibited from taking opportunities that are discovered through the use of corporate property or information for themselves without the consent of the Board. No employee, officer, or director may use corporate property or information for personal gain and no employee, officer, or director may compete directly or indirectly with the Company. Employees, officers, and directors owe a duty to the Company to advance the Company’s interests when the opportunity to do so arises.
7.	Competition and Fair Dealing. We seek to fairly and honestly outperform our competition. We seek competitive advantages through superior work effort—never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited and potentially illegal. Each employee, officer and director should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other illegal trade practice.

No employee, officer or director is permitted to engage in price fixing, bid rigging, allocation of markets or customers, or similar illegal activities. The Company will fully cooperate with law enforcement and other agencies to pursue anyone engaged in illegal activities to protect the Company’s good name.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers or suppliers and against competitors. No gift or entertainment should ever be offered, given, requested, provided or accepted by any Company employee, officer or director, family member of an employee, officer or director, or agent unless it (1) is not a cash gift; (2) is consistent with customary business practices; (3) is reasonable in fair market value under the given circumstances; (4) cannot be construed as a bribe or payoff; and (5) does not violate any laws, regulations or applicable policies of the other party’s organization. Please discuss with your supervisor, Human Resources, Marjorie Hargrave or the legal department any gifts or proposed gifts if you are not certain whether they are appropriate or legal.

8.	Antitrust. Antitrust laws in the United States and other countries are intended to preserve a free and competitive marketplace. The Company requires full compliance with these laws. Employees, officers, and directors must not discuss with competitors how the Company prices, markets, services or otherwise competes. Employees, officers, and directors must not share confidential business information with our competitors and must not engage in any conduct that could unreasonably restrict our competitors' access to the market. Antitrust laws are complex and can be difficult to understand. Employees, officers, and directors should seek advice from the legal or compliance department when dealing with antitrust issues.
9.	Political Contributions. Except as approved in advance by the Chief Executive Officer or Chief Financial Officer, the Company prohibits political contributions (directly or through trade associations) by the Company. This includes (1) any contributions of Company funds or other assets for political purposes, (2) encouraging individual employees to make any such contribution, or (3) reimbursing an employee for any contribution. Individual employees are free to make personal political contributions as they see fit or to participate in the Company’s Political Action Committee.
10.	Payments to Government Personnel. From time to time, the Company’s business obligates it to interact with officials and employees of (1) foreign government; (2) U.S. federal, state, and local governments; and (3) U.S. and foreign political parties.

The Foreign Corrupt Practices Act (the FCPA) prohibits the making of a payment and/or the promising or offering of anything of value to any foreign government official, government agency, political party, or political candidate (collectively, Government Personnel) in exchange for a business favor or when otherwise intended to influence the action taken by any such individual or agency or to gain or retain any competitive or improper business advantage. It is very important to know that the prohibitions of the FCPA apply to actions taken by all employees and by all outside parties engaged directly or indirectly by the Company (e.g., consultants, professional advisers, etc.). While the FCPA does, in certain limited circumstances, allow nominal “facilitating payments” to be made, given the complexity of the FCPA and the severe penalties associated with its violation, all employees and outside parties engaged by the company must comply with the Company’s FCPA policy and contact the legal department with any questions concerning the Company’s and their obligations under the FCPA or concerning any transaction which may be in violation of the FCPA; any other federal, state, local, or foreign law or regulation; or this Code.

No employee of the Company may retain a consultant, agent, or other outside party which will have contact with any foreign or U.S. Government Personnel until the employee, the legal department and the Chief Financial Officer have reasonably concluded that such retained party understands and will fully abide by the FCPA, the Company’s FCPA policy, and this Code.

In addition, the U.S. government has a number of laws and regulations regarding business gratuities, which may be accepted by U.S. Government Personnel. The promise, offer, or delivery to an official or employee of the U.S. government of a gift, favor, or other gratuity in violation of these rules would not only violate Company policy but could also be deemed a civil or criminal offense. State and local governments, as well as foreign governments, often have similar rules.

11.	Discrimination, Retaliation, and Harassment. The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment based on race, color, religion, sex, national origin, age, disability, or any other protected class under applicable federal, state, and local laws. Employees must comply with all anti-discrimination, anti-retaliation, and anti-harassment laws whether local, state or federal.

If any employee, officer, or director believes he or she has been harassed by anyone at the Company, he or she should immediately report the incident to his or her supervisor or Human Resources. Similarly, supervisors and managers who learn of any such incident should immediately report it to Human Resources. Human Resources will promptly and thoroughly investigate any complaints and take appropriate action.

12.	Health and Safety. The Company strives to provide each employee, officer and director, as well as customers, vendors, or other visitors, with a safe and healthy work environment. Each employee, officer, and director has the responsibility for maintaining a safe and healthy workplace for all employees, officers, and directors by following environmental, safety, and health rules and practices and by reporting accidents, injuries and unsafe equipment, practices or conditions.

All Company locations must remain in compliance with the Occupational Safety and Health Act (OSH Act), the Mine Safety and Health Act (MSH Act) and other regulatory requirements. Safety issues and violations of regulatory requirements will be promptly addressed. In addition to meeting our obligations, the Company will take proactive initiatives to make safety a top priority. Employees, officers, and directors are charged with the responsibility for maintaining safe practices and conditions in everything they do and report anything that threatens anyone’s safety.

Employees, officers, and directors are expected to perform their Company related work in a safe manner, free of the influences of alcohol, illegal drugs or controlled substances. The use of illegal drugs in the workplace will not be tolerated.

13.	Environmental. The Company expects its employees, officers, and directors to follow all applicable environmental laws and regulations. If you are uncertain about your responsibility or obligation, you should check with your supervisor or the legal or compliance department for guidance. You should immediately report to management any emergency situations involving any types of potential environmental harm to persons or property.
14.	Record-Keeping, Financial Controls and Disclosures. The Company requires honest, accurate and timely recording and reporting of information to make responsible business decisions.

All business expense accounts must be documented and recorded accurately in a timely manner. If you are not sure whether a certain expense is legitimate, ask your controller. Policy guidelines are available from your controller.

All of the Company’s books, records, accounts and financial statements must be maintained in detail; must appropriately reflect the Company’s transactions; must be made promptly without false or misleading information; must be promptly disclosed in accordance with any applicable laws or regulations; and must conform both to applicable legal requirements and to the Company’s system of internal controls. Any employee who becomes aware of any inadvertent or unauthorized disclosure of information discussed in this Section must notify the legal or compliance department immediately.

If any employee, officer, or director has concerns or complaints regarding accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns by one of the methods described in the “Compliance Procedures” section below.

Business records and communications often become public and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that may be misunderstood. This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult with the legal or compliance department.

15.	Protection and Proper Use of Company Assets. All employees, officers, and directors should protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. All Company assets are to be used for legitimate or authorized Company purposes. Any suspected incident of fraud or theft, including theft of time, should be immediately reported for investigation. Unless approved by [insert party to approve use], Company assets should not be used for non-Company business.

The obligation of employees, officers, and directors to protect the Company’s assets includes the Company’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, and any unpublished financial data and reports. Nothing in this Code is intended to interfere with your rights under federal and state laws, including the National Labor Relations Act, nor will the Company construe this Code in a way that limits such rights.

Employees have the right to engage in or refrain from activities protected by the National Labor Relations Act.

Unauthorized use or distribution of this information is a violation of Company policy. It could also be illegal and result in civil or criminal penalties.

16.	Trade Issues. From time to time, the United States, foreign governments, and the United Nations have imposed boycotts and trading sanctions against various governments and regions, which must be obeyed. Advice regarding the current status of these matters must be obtained from the legal department.
17.	Waivers of the Code of Business Conduct and Ethics. Any waiver of this Code for employees, executive officers or directors may be made only by the Board and will be promptly disclosed as required by law or regulation.
18.	Reporting Any Illegal or Unethical Behavior. Employees are encouraged to talk to supervisors or other appropriate personnel such as the legal or compliance department or Human Resources about observed behavior that they believe may be illegal or a violation of this Code or Company policy or when in doubt about the best course of action in a particular situation. The Company will immediately and thoroughly investigate all such concerns and take appropriate action. The Company will not allow retaliation for reports made in good faith by employees of misconduct by others. Employees are expected to cooperate in internal investigations of misconduct.
19.	Improper Influence on Conduct of Auditors. It is prohibited to directly or indirectly take any action to coerce, manipulate, mislead or fraudulently influence the Company’s independent auditors for rendering the financial statements of the Company materially misleading. Prohibited actions include, but are not limited to, those actions taken to coerce, manipulate, mislead or fraudulently influence an auditor (1) to issue or reissue a report on the Company’s financial statements that is not warranted in the circumstances (due to material violations of generally accepted accounting principles, generally accepted auditing standards, or other professional or regulatory standards); (2) not to perform an audit, review or other procedures required by generally accepted auditing standards or other professional standards; or (3) not to communicate matters to the Company’s Audit Committee.
20.	Compliance Procedures. All employees, officers, and directors have the responsibility to report observed or suspected violations of law, this Code and any activity that might constitute financial fraud or financial misconduct. We must all work to ensure prompt and consistent action against violations. However, not all situations are clear-cut. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:
(a)	Make Sure You Have All the Facts. To reach the right solutions, we must be as fully informed as possible.

(b)	Ask Yourself: What Specifically Am I Being Asked to Do? Does It Seem Unethical or Improper? This will enable you to focus on the specific question you are faced with and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.
(c)	Discuss the Problem with Your Supervisor, Human Resources, or, for Compliance Issues, with the Legal Department. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems. If you are uncomfortable discussing the problem with your supervisor, you can talk to Human Resources. If your question relates to any compliance issues addressed in this Code, you can talk to the Company’s legal or compliance department.
(d)	Seek Help from Company Resources. In a case where it may not be appropriate to discuss an issue with your supervisor or local management, call 303-746-7036 which will put you in direct contact with the legal department at Company headquarters. If you prefer to write, address your concerns to the legal department or the Audit Committee of the Board. Anonymous reports can be made through the internet at https://www.whistleblowerservices.com/hpco or by phone at 866-229-6923.
(e)	You May Report Violations in Confidence and without Fear of Retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees, officers or directors for good faith reports of suspected violations.
(f)	Always Ask First, Act Later. If you are unsure of what to do in any situation, seek guidance before you act.
(g)	All Employees, Officers, and Directors Are Subject to the Company’s Code, Which Describes Procedures for the Internal Reporting of Violations of the Code. All employees, officers, and directors must comply with those reporting requirements and promote compliance with them by others. Failure to adhere to this Code by any employee, officer, or director will result in disciplinary action up to and including termination.

‘Adopted March 11, 2025